UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	14 March 2024 - “Director/PDMR Shareholding”

99.1

HALEON PLC
("Haleon" or "the Company")

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

14 March 2024: Notification and Public Disclosure in accordance with the requirements of The UK Market Abuse Regulation of transactions by Persons Discharging Managerial Responsibilities ("PDMRs").

This notification sets out the details of the grant of Haleon share awards over Ordinary Shares and American Depositary Shares ("ADSs") made to PDMRs under the Haleon Performance Share Plan, Share Value Plan and Deferred Annual Bonus Plan.

The Performance Share Plan main awards are subject to performance conditions over the performance period ending on 31 December 2026. Performance targets will be disclosed in the 2023 Annual Report.

The Performance Share Plan interim and buyout awards are subject to performance conditions over the performance period ending on 31 December 2025. Performance targets were disclosed in the 2022 Annual Report.

All buyout awards were made in line with the principles of Haleon's Directors' Remuneration Policy.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian McNamara
2	Reason for the notification
a)	Position/status	Chief Executive Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional award under the Haleon plc Deferred Annual Bonus Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	1,709,727
		(ii)	Nil	285,715

d)	Aggregated information

	- Aggregated volume	1,995,442

	- Price	Nil

e)	Date of the transaction	13 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tobias Hestler
2	Reason for the notification
a)	Position/status	Chief Financial Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional award under the Haleon plc Deferred Annual Bonus Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	744,681
		(ii)	Nil	165,320

d)	Aggregated information

	- Aggregated volume	910,001

	- Price	Nil

e)	Date of the transaction	13 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Filippo Lanzi
2	Reason for the notification
a)	Position/status	President, EMEA and LATAM - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		(i) Nil	544,160

d)	Aggregated information

	- Aggregated volume	544,160

	- Price	Nil

e)	Date of the transaction	13 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Choy
2	Reason for the notification
a)	Position/status	President, Asia Pacific - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		(i) Nil	561,878

d)	Aggregated information

	- Aggregated volume	561,878

	- Price	Nil

e)	Date of the transaction	13 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tamara Rogers
2	Reason for the notification
a)	Position/status	Chief Marketing Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		(i) Nil	531,192

d)	Aggregated information

	- Aggregated volume	531,192

	- Price	Nil

e)	Date of the transaction	13 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Namrata Patel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer- PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction
(i)      Grant of a conditional award under the Haleon plc Performance Share Plan
(ii)     Grant of a conditional award under the Haleon plc Performance Share Plan (Interim)
(iii)    Grant of a conditional award under the Haleon plc Performance Share Plan (Buyout)

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	475,774
		(ii)	Nil	79,296
		(iii)	Nil	63,772

d)	Aggregated information

	- Aggregated volume	618,842

	- Price	Nil

e)	Date of the transaction	13 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Franck Riot
2	Reason for the notification
a)	Position/status	Chief R&D Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		(i) Nil	432,037

d)	Aggregated information

	- Aggregated volume	432,037

	- Price	Nil

e)	Date of the transaction	13 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ed Petter
2	Reason for the notification
a)	Position/status	Chief Corporate Affairs Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional award under the Haleon plc Share Value Plan (Buyout)
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	446,809
		(ii)	Nil	513,987

d)	Aggregated information

	- Aggregated volume	960,796

	- Price	Nil

e)	Date of the transaction	13 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Björn Timelin
2	Reason for the notification
a)	Position/status	Head of Strategy - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional award under the Haleon plc Performance Share Plan (Interim)
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	433,131
		(ii)	Nil	108,283

d)	Aggregated information

	- Aggregated volume	541,414

	- Price	Nil

e)	Date of the transaction	13 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lisa Paley
2	Reason for the notification
a)	Position/status	President, North America - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		(i) Nil	267,982

d)	Aggregated information

	- Aggregated volume	267,982

	- Price	Nil

e)	Date of the transaction	13 March 2024
f)	Place of the transaction	Outside a trading venue

Amanda Mellor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 14, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary